VIA EDGAR

September 6, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Nicholas Nalbantian
Erin Jaskot
Patrick Kuhn
Joel Parker

Re:	Gamer Pakistan Inc.
Registration Statement on Form S-1
Filed July 12, 2023
File No. 333-273220

Dear Ladies and Gentlemen:

On behalf of our client, Gamer Pakistan Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (“Staff”) contained in its letter dated August 31, 2023 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on August 17, 2023 (Amendment No. 1”).

The Company concurrently is filing herewith Amendment No. 3 to the Registration Statement, which reflects changes made in response to the comments contained in the Comment Letter. Amendment No. 3 also reflects other updates to the information contained therein. A copy of Amendment No. 3 marked to show all changes from Amendment No. 1 is being provided supplementally with a copy of this letter for the convenience of the Staff.

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in bold.

We will be requesting acceleration for the effective date of the Registration Statement shortly.

Amendment No. 1 to Registration Statement on Form S-1, Filed August 17, 2023 Risk Factors
Risks Related to our Common Stock

Certain of our stockholders who are not Selling Stockholders may purchase shares pursuant to this offering., page 21

1.
Please clarify why the fact that stockholders who are not selling stockholders or employees of the underwriters being able to participate in this offering is a material risk. Please include enough information so investors can understand the identified risk.

We agree that this is not a material risk and have deleted it.

List of our Completed and Planned K2 Gamer Esports Events in 2023, page 46

2.
We note your response to comment 7 and reissue in part. We note the addition of disclosure to the section titled "List of our 2021-2022 K2 Gamer Esports Events." However, it appears that the requested disclosure for this section has not been added. Please disclose whether you have or will generate any revenue from the 2023 events. If you did not generate revenue, please explain your specific role in such events. Please provide disclosure in this section, as you have in the section titled "List of our 2021-2022 K2 Gamer Esports Events."

We have added disclosure with respect to the table of 2023 events explaining the specific role of the Company in such events, that they have not yet generated revenues, and that the Company anticipates that later events in 2023 will begin to generate revenues.

Material Agreements, page 51

3.
Please refer to comment 11 from our letter dated June 22, 2023. Please file the ESP/IUCPPS Agreement as an exhibit to the registration statement. In this regard, we note that the agreement will be filed as Exhibit 10.3, and Amendment No. 1 to the Registration Statement, filed August 17, 2023, has Exhibit 10.3 marked as filed and Amendment No. 2 to the Registration Statement, filed August 18, 2023, has Exhibit 10.3 marked as previously filed. However, neither filing actually filed the referenced exhibit.

We have filed this agreement as part of Amendment No. 3.

4.
We note your response to comment 1, that the logo agreements will allow you to create logos for the university esports teams and sell them on merchandise. As these agreements appear to be a source of future revenue for your business, please provide a brief description of the material terms of these logo agreements in this section.

We have added a brief description of the material terms of the logo agreements in the Business – Material Agreements section.

5.
We note your response to comment 14. Please tell us, and disclose in an appropriate place in your filing, the amount of expenses associated with the activities of K2 Gamer and ESP that you have financed with funds that you have borrowed for each period provided.

We have added disclosure that expenses relating to the activities of K2 Gamer and ESP were less than $5,000 in 2023 and a minimal amount again during the first six months of 2023.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me by phone at (310) 283-1035 or e-mail at etswanson@att.net. Please copy me on any email with comments that you send to Mr. Knopf.

Sincerely,

/s/ Edward T. Swanson Esq.
Edward T. Swanson, Esq.

cc:	James Knopf, Chief Executive Officer of the Company (jknopf24@gmail.com)

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